AKANDA CORP.

1a, 1b Learoyd Road

New Romney TN28 8XU

United Kingdom

February 23, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Dillon Hagius
Christine Westbrook

Re:	Akanda Corp. (the “Company”)
Registration Statement on Form F-1
File No. 333-262436 (the “Registration Statement”)

Dear Mr. Hagius and Ms. Westbrook:

The Company respectfully requests withdrawal of its acceleration request letter filed as correspondence via EDGAR on February 22, 2022, which requested that the above-referenced Registration Statement on Form F-1 (File No. 333-262436) become effective on Thursday, February 24, 2022 at 4:30 p.m., Eastern Time, or as soon as reasonably practicable thereafter.

The Registrant is no longer requesting that such Registration Statement be declared effective at this specific date and time and the Registrant hereby formally withdraws its request for acceleration of the effective date as stated above.

If you have any questions regarding the foregoing, please contact our counsel at Rimon, P.C., Mr. Mark C. Lee at (916) 603-3444.

Sincerely,

Akanda Corp.

By:	/s/ Tejinder Virk
Name: Tejinder Virk
Title: Chief Executive Officer

cc:	Mark C. Lee, Esq., Rimon, P.C.
Eric Foster, Esq., Dentons Canada LLP

Boustead Securities, LLC

6 Venture, Suite 395

Irvine, CA 92618

February 23, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Dillon Hagius
Christine Westbrook

Re:	Akanda Corp. (the “Company”)
Registration Statement on Form F-1
File No. 333-262436 (the “Registration Statement”)

Dear Mr. Hagius and Ms. Westbrook:

Reference is made to that certain letter filed as correspondence by Boustead Securities, LLC, as representative of the several underwriters of the Company’s proposed public offering (the “Representative”), with the U.S. Securities and Exchange Commission via EDGAR on February 22, 2022, in which the Representative joined the Company’s request for the acceleration of the effective date of the above-referenced Registration Statement for Thursday, February 24, 2022 at 4:30 p.m., Eastern Time, or as soon as reasonably practicable thereafter, in accordance with Rule 461 under the Securities Act of 1933, as amended.

The Company is withdrawing such request for acceleration of the effective date and the Representative joins in the request of the Company and hereby formally withdraws its request for acceleration of the effective date at such time.

Please contact Lou Bevilacqua of Bevilacqua PLLC, counsel of the Representative, at (202) 869-0888 (ext. 100) if you have any questions or concerns regarding the foregoing.

Very truly yours,

As representative of the underwriters

Boustead Securities, LLC

	By:	/s/ Keith Moore
Name: Keith Moore
Title: Chief Executive Officer

cc: Louis A. Bevilacqua, Esq., Bevilacqua PLLC